DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227

                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net

                                 June 19, 2012

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal
Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 13 to Registration Statement on Form S-1
	Filed April 27, 2012
	File No.: 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated May 11, 2012 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 14 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General

1. Please be advised that in accordance with the staff's comments, the Registration Statement has been revised to state that the Company is an "emerging growth company" as defined under the Jumpstart Our Business Startups Act (the "JOBS Act"). The Registration Statement has been further revised to include disclosure regarding loss of emerging growth company status and the various exemptions available to is as an emerging growth company, including the risk factor.

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Division of Corporate Finance
Page Two
June 19, 2012

Summary, page 5

2. In accordance with the staff's comments, please be advised that the audit report has been revised according.

Risk Factors, page 9

3. In accordance with the staff's comment, please be advised that the Registration Statement has been revised to disclose the fact that the Company's auditors have expressed substantial doubt about the Company's ability to continue as a going concern in their report.

4. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to clarify that although recertification is a material part of the Company's business, which certifications are not regulated by any sanctioning body, receiving a dance certification from the Company is discretionary and thus may impact the Company's financial results.

We will need to obtain additional financing, page 10

5. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect that the Company's business plan does not provide for the hiring of any additional employees until revenue will support the expense.


6. In accordance with the staff's request, please be advised that the Registration Statement has been revised to reconcile the statement that the Company will need $500,000 at the current state of operations for the next twelve months and an additional $500,000 to fully implement its business plan on the same page wherein we state that we estimate that the need for $1,200,000 to fully implement the business plan and sustain such operations for the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 32

7. In accordance with the staff's comment, please be advised that the accumulated deficits have been revised and comparative operating results have been provided.

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Division of Corporate Finance
Page Three
June 19, 2012

Liquidity and Capital Resources, page 32

8. In accordance with the staff's request, please be advised that the Registration Statement has been revised to provide disclosure regarding repayment of amounts due to shareholders.

Certain Relationships and Related Transactions, page 34

9. In accordance with the staff's comment, please be advised that the Registration Statement regarding amounts due to shareholders has been revised accordingly.

10. In accordance with the staff's comment, please be advised that the Registration Statement has been revised to describe the issuance of shares for cash consideration on February 26, 2009 and on March 15, 2010 and their respective treatment on the statements of stockholders' equity and in the cash flows statements as stock issued for services.

Report of Independent Public Accounting Firm, page F-3

11. In accordance with the staff's comment, please be advised that the financial statements referenced within the audit report exactly match the title on the financial statement itself.

12. In accordance with the staff's comment, please be advised that the cumulative balances from inception have been audited and are referenced in the accountant's report.

13. In accordance with the staff's comment, please be advised that the accountant's report has been revised to omit the references to the balance sheet as of December 31, 2009 and to the related statements of operations, changes in stockholders' deficiency and cash flows for the period from inception through December 31, 2009.

Note 3. Income Taxes, page F-11

14. In accordance with the staff's comment, please be advised that the financial statement footnote has been revised to include the computations.

Sincerely,

/s/ Diane D. Dalmy
Diane D. Dalmy

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